KUTAK ROCK LLP	ATLANTA
CHICAGO
SUITE 3100	DES MOINES
1801 CALIFORNIA STREET	FAYETTEVILLE
IRVINE
DENVER, COLORADO 80202-2626	KANSAS CITY
LITTLE ROCK
303-297-2400	LOS ANGELES
FACSIMILE 303-292-7799	OKLAHOMA CITY
OMAHA
www.kutakrock.com	PHILADELPHIA
RICHMOND
SCOTTSDALE
WASHINGTON
WICHITA
September 4, 2009
VIA EDGAR AND FIRST-CLASS MAIL
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attention: Mr. Kevin Rupert

Re:	Colorado BondShares—A Tax Exempt Fund (the “Fund”) File Nos. 33-11981 and 811-05009
Dear Mr. Rupert:
     This letter responds to the verbal comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) that you communicated via a telephone conference with Joshua M. Kerstein, Esq. of Kutak Rock LLP, outside special counsel to the Fund, on August 21, 2009, in connection with the Staff’s review of certain matters relating to the Fund’s fidelity bond and to the Fund’s Annual Report on Form N-CSR for the fiscal year ended September 30, 2008 filed on December 10, 2008 (the “2008 Annual Report”). For your convenience, we have set forth a paraphrased recitation of each of the Staff’s comments below (in italics), with the Fund’s response to each comment directly following the Staff’s comment. Capitalized terms used but not defined herein have the respective meanings set forth in the 2008 Annual Report.
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Fidelity Bond Filings
Verbal Comment. The Fund has not made any electronic filings of its fidelity bond or related notices that are required to be filed (rather than furnished) electronically since June 12, 2006 pursuant to Rule 17g-1 promulgated under the Investment Company Act of 1940, as amended (the “1940 Act”). Please make the required filings. Please confirm that the Fund will designate an officer of the Fund under paragraph (h) of Rule 17g-1 to be responsible for making future filings and notices required under paragraph (g) of Rule 17g-1.
Response. We have been advised by the Fund as follows. Although the Fund has not filed its fidelity bond electronically, it has maintained a fidelity bond in the required amount and otherwise in compliance with Rule 17g-1. The Fund is in the process of obtaining and converting copies of the fidelity bonds in a format that permits the filing thereof through the EDGAR system and, for the period beginning on June

KUTAK ROCK LLP
Mr. Kevin Rupert
U.S. Securities and Exchange Commission
September 4, 2009

12, 2006, the Fund will make all delinquent filings required by Rule 17g-1 promulgated under the 1940 Act as promptly as possible thereafter. To the extent that the Fund will not make the required filings by September 18, 2009, it undertakes to provide an additional written response updating the Staff on the status of those filings. Pursuant to paragraph (h) of Rule 17g-1, the Fund has appointed George N. Donnelly, the Interim President, Secretary and Treasurer of the Fund, to make the filings and give the notices required by paragraph (g) of Rule 17g-1.
2008 Annual Report
Verbal Comment 1. In the “Schedule of Investments” under the subsection “Colorado Taxable Notes,” there is an investment disclosed as “Note receivable from Tabernash Meadows, LLC, a Colorado limited liability company, 24.00% due 2/9/2002” (referred to herein as the “Tabernash Note”). The Tabernash Note is listed as in default. The face amount, the market value and the amortized cost for the Tabernash Notes are all disclosed as the same dollar amount ($227,347). This disclosure has not changed in a number of both annual and semi-annual reports that have included the Schedule of Investments. Please explain or clarify.
     Response. We have been advised by the Fund as follows. The Tabernash Note is non-income producing as disclosed in footnote (a) to the Schedule of Investments. The face amount of the Tabernash Note listed on the Schedule of Investments is equal to $227,347, the cost at which it was acquired (less principal payments made thereon) and which matches the face amount of the Tabernash Note as set forth on the physical note itself (less principal payments made thereon). The Fund believes that the face amount of the Tabernash Note equals to market value of the Tabernash Note because it is secured, in part, by a first lien on an improved commercial lot in the town of Tabernash, Colorado. The value of the lot as established by Grand County Assessor is $258,100. Subtracting sales costs, the Fund believes this land has a value of $227,347. The Fund believes that upon liquidating the security on the Tabernash Note, the principal amount of the Tabernash Note in the amount of $227,347 will be paid in full, and that the payment of any interest would depend on negotiations with the issuer of the Note. The Fund believes that this investment is immaterial in comparison to the holdings of the Fund.
     Footnote (a) to the Schedule of Investments that applies to the Tabernash Note discloses that the Tabernash Note is defaulted or non-income producing. In future filings, the Fund undertakes to further clarify this footnote with respect to the Tabernash Note to specify that it is non-income producing (and not in default) and that the face value is equal to the market value in the Schedule of Investments as a result of the value of the property securing payment on the Tabernash Note.
Verbal Comment 2. The Fund pays advisory fees to its investment advisor that are fixed at 0.5% of the net assets of the Fund and does not include any breakpoints. The disclosure of the annual approval of the advisory contract does not include in the discussion of economies of scale a discussion of the advisory fee component of expenses and it is unclear whether the Board of Trustees considered the same. In future filings, because the advisory fee component is a fixed percentage of net expenses of the Fund, include a discussion of the Board of Trustees of the Fund consideration of the economies of scale with respect to the advisory fee component of expenses.

KUTAK ROCK LLP
Mr. Kevin Rupert
U.S. Securities and Exchange Commission
September 4, 2009

     Response. We have been advised by the Fund that it believes that the Board of Trustees adequately considered the compensation paid to the investment advisor and that this consideration is reflected in the minutes of the meetings of the Board. In the future, the Fund undertakes to comply with this comment by adding additional disclosure regarding the Board of Trustees’ consideration of economies of scale as it relates to the fixed advisory fee paid to the Fund’s investment advisor in future filings with the SEC where disclosure of the annual approval to the advisory contract is required.
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     We trust the responses above adequately address the Staff’s comments set forth in its verbal comments provided on August 21, 2009. Further, in response to your request, the Fund has acknowledged that:
•	The Fund is fully responsible for the adequacy and accuracy of the disclosure in its filings with the SEC;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to any filings with the SEC; and

•	The Fund may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
If you have any questions regarding the foregoing or require further information, please contact the undersigned or Bob Ahrenholz.

Sincerely,
/s/ Joshua M. Kerstein